

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2020

LiMing Yung
Chief Financial Officer
Pingtan Marine Enterprise Ltd.
18-19/F, Zhongshan Building A
No. 154 Hudong Road
Fuzhou, P.R.C. 350001

> **Re: Pingtan Marine Enterprise Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-35152**

Dear Mr. Yung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Mediamolle